November 21, 2012

Via Email and EDGAR

Michael R. Clampitt
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Simmons First National Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 7, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012
Filed September 7, 2012
File No. 000-06253

Dear Mr. Clampitt:

We are in receipt of your letter dated November 9, 2012, wherein you make comments to the Form 10-K for the fiscal year ended December 31, 2011, filed by Simmons First National Corporation (“Simmons” or the “Company”) on March 7, 2012, and to the Form 10-Q for the quarterly period ended June 30, 2012, filed by Simmons on September 7, 2012. For your convenience, our responses are numbered to correspond to the numbers used to designate the staff’s comments in your comment letter and we have restated each comment in its entirety with the Company’s response following immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Consolidated Financial Statements and Supplemental Data

Notes to Consolidated Financial Statements

Note 1:  Nature of operations and Summary of Significant Accounting Policies

Allowance for Loan Losses, page 67

1.
We note your unallocated allowance is approximately 31%, 35%, and 26% of your total allowance for loan losses at June 30, 2012, December 31, 2011, and December 31, 2010, respectively. Further we note that you have a substantial operating history from which to draw in evaluating your historical loss rates. We also note that the unallocated allowance is based primarily on management’s consideration of other qualitative factors, which include economic and financial factors in the national and regional economy. Please tell us and revise future filings to more clearly describe how you arrived at the allowance for loan loss amounts allocated to the various loan categories versus the unallocated amount. Discuss any specific trends or changes from prior periods in environment factors that gave rise to the changes. Please discuss any subsequent periods as well in your response.

P.O. BOX 7009    501 MAIN STREET     PINE BLUFF, ARKANSAS 71611-7009   (870) 541-1000       www.simmonsfirst.com

Simmons Response Regarding Allocated and Unallocated Amounts:  The allowance for loan losses is maintained at a level management believes will be adequate to absorb probable incurred losses in the loan portfolio. Provision to and the adequacy of the allowance for loan losses are based on evaluations of the loan portfolio utilizing quantitative and qualitative criteria. More specifically, the methodology is based on historical loss experience by type of credit and internal risk grade, specific homogeneous risk pools and specific loss allocations, with adjustments for current events and conditions. The Company’s process for determining the appropriate level of the allowance for loan losses is designed to account for credit deterioration as it occurs. The overall allowance for loan losses reflects loan quality trends, including the levels of and trends related to nonaccrual loans, past due loans, potential problem loans, criticized loans and net charge-offs or recoveries, among other factors.

The allowance for loan losses is determined based on management’s assessment of several factors such as (1) historical loss experience based on volumes and types, (2) reviews or evaluations of the loan portfolio and allowance for loan losses, (3) trends in volume, maturity and composition, (4) off balance sheet credit risk, (5) volume and trends in delinquencies and nonaccruals, (6) lending policies and procedures including those for loan losses, collections and recoveries, (7) national, state and local economic trends and conditions, (8) concentrations of credit that might affect loss experience across one or more components of the loan portfolio, (9) the experience, ability and depth of lending management and staff and (10) other factors and trends that will affect specific loans and categories of loans.

As management evaluates the allowance for loan losses, it is categorized as follows: (1) specific allocations, (2) allocations for classified assets with no specific allocation, (3) general allocations for each major loan category and (4) unallocated portion.

Allocated Amount

Specific allocations are made on impaired loans when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. A loan is considered impaired when management determines that all amounts due (including both interest and principal) will not be received according to the contractual loan agreement. The Company’s evaluation process in specific allocations includes a review of appraisals or other collateral analysis. These values are compared to the remaining outstanding principal balance.

The Company establishes allocations for classified loans (loans rated “watch” through “doubtful”) based upon analysis of historical loss experience and management adjustment factors within each classification. A percentage rate is applied to each of these loan classifications to determine the level of dollar allocation.

For all pass rated loans, the Company establishes general allocations for each major loan type category. This section also includes allocations to loans which are collectively evaluated for loss such as credit cards, one-to-four family owner occupied residential real estate loans and other consumer loans. The allocations in this section are based on an analysis of historical losses and management adjustment factors for each loan category.

Management adjustment factors recognize that unforeseen risks are inherent in the loan portfolio, and quantify, to the extent possible, factors that affect both the value and collectability of the asset. The factors are identified as (1) lending policies and procedures, (2) economic outlook and business conditions, (3) level and trend in delinquencies, (4) concentrations of credit and (5) external factors and competition. The historical loss rates and identified management adjustment factors are combined to create the baseline factors that are applied to the various loan categories.

Unallocated Amount

Allowance allocations other than specific, classified and general are included in the unallocated portion. While allocations are made for loans based upon historical loss analysis, the unallocated portion is designed to cover the uncertainty of how current economic conditions and other uncertainties may impact the existing loan portfolio, including the possibility of changes in risk ratings in the loan portfolios as a result of the ongoing risk management process. Factors to consider include national and state economic conditions such as increases in unemployment, the recent real estate lending crisis, the volatility in the stock market and the unknown impact of the various government stimulus programs. Various Federal Reserve articles and reports indicate the economy is in a moderate recovery, but questions remain about the durability of growth and whether it can be sustained by private demand. While the recession may be over, production, income, sales and employment are at very low levels. Unlike historical recoveries following recessions, this recovery is taking on a completely different look. Even with moderate economic growth, it is likely the recovery could take years (i.e. The Japanese Recovery). Even the Federal Reserve is forecasting historically low interest rates to remain in place through 2015. Thus, one should conclude that the unemployment rate seems likely to remain elevated for several years. The unallocated reserve addresses inherent probable losses not included elsewhere in the allowance for loan losses.

The Company has identified several specific factors and several general factors which require unallocated allowance. Unlike many of our peer banks, we have a loan portfolio that includes niche products such as credit card and agricultural loans that can carry a higher level of risk that is not readily quantifiable. The Company has a significant volume of agricultural borrowings that are heavily affected by (1) volatility in production costs, such as fuel, fertilizer, and feed; and (2) volatility in commodity prices, which is being more and more driven by speculation and global supply, which are unpredictable; and (3) foreign investment and excess liquidity (because of low interest rates) has resulted in increased values for farmland that is not sustainable based on production capacity. Management believes this may result in the next bubble. These variables create uncertainty in the repayment ability of agricultural borrowers.

We have a significant consumer credit card portfolio.  Although we experienced a decreased amount of net charge-offs in our credit card portfolio since 2010, we continue to be concerned with the delayed impact of the current economic downturn.  In addition, because our credit card customers are in all fifty states, we may not be aware of the customers’ local economic conditions and the impact it might have on their ability to repay.

The unquantifiable risk to our credit card portfolio is magnified due to the fact that it is an unsecured portfolio in one of the worst economies since the great depression. It is a portfolio that even in a period of recovery carries a risk higher than the loss history, because of a national unemployment rate over 8% and potentially higher than 10% based on people who have left the work force. While our experience related to our losses remains good, a continuation of high unemployment levels provides a greater risk than the loss experience would reflect.

Commercial Real Estate will continue to be a challenge as values remain depressed and lease income continues to be below historical levels, further hampering the repayment ability of borrowers and elevating the risk in bank funded projects. Arkansas ranks near the top quartile in the nation in the non-performing loan ratio, indicating that there are many problems left to be worked through in the Arkansas region. These non-performing loans have a strong chance of being converted to other real estate owned which could likely keep real estate values, commercial and residential, depressed for an extended period of time.

Simmons Response Regarding Specific Trends or Changes:  At December 31, 2011, management concluded based upon our qualitative assessment that certain environmental conditions supported an increase in the unallocated portion of our allowance for loan losses from December 31, 2010.

The key factor management considered that supported an increase in the unallocated amount of the allowance for loan losses was a 17.5% increase in non-performing loan balances. More specifically, loan balances 90 days or more past due increased by 51.9%. The increase in the unallocated amount allowed us to maintain a consistent ratio of allowance to non-performing loans. Additionally, economic data available at December 31, 2011, suggested that we were not experiencing any real economic recovery and possibly trending towards a “double dip” recession, the results of which would likely have a negative impact on the collectability of the loan portfolio.

At June 30, 2012, non-performing loan balances decreased by 21.0% from December 31, 2011.  Additionally, economic data during the second quarter of 2012 supported the notion of some level of economic recovery. These factors led management to conclude that a decrease in the unallocated amount of the allowance was appropriate.

At September 30, 2012, non-performing loan balances decreased by 7.6% from June 30. Even though non-performing balances decreased, there remains economic uncertainty, coupled with the looming “fiscal cliff”. These factors led management to conclude that the unallocated allowance at September 30, 2012 should remain comparable to the unallocated allowance at the prior period.

************

In our future filings, we will expand our discussion and disclosures to more clearly describe how we arrived at the allowance for loan loss amounts allocated to the various loan categories versus the unallocated amount. We will also discuss any specific trends or changes from prior periods in environment factors that give rise to the changes in allocated or unallocated amounts, consistent with our response to this comment.

Note 5: Loans Covered by FDIC Loss Share Agreements, page 90

2.	Please revise your future filings to include a roll-forward of the claw-back liabilities.

Simmons Response:  We agree with your observation, and will include a roll-forward of the FDIC claw-back liability (or FDIC true-up liability) in future filings.

Note 15: Disclosures About Fair Value of Financial Instruments, page 99

3.
We note almost all of your available-for-sale investments measured at fair value are classified as Level II assets and your disclosure that the Company obtains fair value measurements from an independent pricing service to fair value these securities. Please tell us and revise future filings to disclose the procedures you performed to validate the valuations you obtained to ensure the fair value determination is consistent with ASC 820 Fair Value Measurements and Disclosures, and to ensure that you properly classified these assets in the fair value hierarchy.

Simmons Response:  We obtain fair value measurements of our available-for-sale securities from an independent pricing service. In order to ensure the fair values are consistent with ASC 820 Fair Value Measurements and Disclosures, we periodically check the fair values by comparing them to another pricing source, such as Bloomberg. The availability of pricing confirms Level II classification in the fair value hierarchy. The third-party pricing service is subject to an annual review of internal controls (SSAE 16), which is made available to us for our review.

We will revise future filings to disclose these or other procedures that we may add in response to market conditions or portfolio changes to validate the valuations of available-for-sale securities.

4.
Please tell us and revise future filings to disclose how often you obtain updated appraisals for your collateral dependent impaired loans. If this policy varies by loan type please disclose that also. Also, please describe in detail any adjustments you make to the appraised values, if any, including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Simmons Response:  We update appraisals at renewal, if not more frequently, for all collateral dependent loans that are deemed impaired by way of impairment testing. Impairment testing for selected loans rated Special Mention or worse begins at $500,000, with testing on all loans over $1,500,000 rated Special Mention or worse. All collateral dependent impaired loans meeting these thresholds have had updated appraisals or internally prepared evaluations within the last one to two years and these updated valuations are considered in the quarterly review and discussion of the corporate Special Asset Committee. On targeted CRE loans, appraisals/internally prepared valuations may be updated before the typical 1-3 year balloon/maturity period. If an updated valuation results in decreased value, a specific (ASC 310) impairment is placed against the loan, or a partial charge-down is initiated, depending on the circumstances and anticipation of the loan’s ability to remain a going concern, possibility of foreclosure, certain market factors, etc.

Controls and Procedures

(a) Evaluation of disclosure controls and procedures, page 112

5.
We note your statement that your Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of your disclosure controls and procedures, as defined in “15 C. F. R. 240.13a-14(c) and 15 C. F. R. 240.15-14(c).” “Disclosure controls and procedures” is defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act. Please confirm the effectiveness of your disclosure controls and procedures as defined in Rules 13a-15(e) or Rule 15d-15(e) under the Exchange Act. In addition, please provide us with a representation that you will conform your disclosures in future filings.

Simmons Response:  The Company’s Chief Executive Officer and Chief Financial Officer have reviewed and evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) under the Exchange Act) as of December 31, 2011. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were effective for the period.

As with this updated disclosure for the period ended December 31, 2011, we will revise future filings to conform our evaluation and effectiveness of our disclosure controls in future filings as defined in Rules 13a-15(e) and Rule 15d-15(e) under the Exchange Act.

Definitive Proxy Statement on Schedule 14A file March 19, 2012

Transactions with Related Persons, page 8

6.
We note your disclosure that loans to your executive officers, employees, directors and their immediate family members are made on the same terms, including interest rates and collateral, as those of comparable loans to other persons. Please confirm that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Confirm that you will revise future filings accordingly. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Simmons Response:  During 2011, loans to our executive officers, employees, directors and their immediate family members were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

We will revise future filings accordingly.

Form 10-Q for the Quarterly Period Ended June 30, 2012

Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 78

7.
You state that there were no significant changes to your internal control over financial reporting during the quarter ended June 30, 2012 that materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please be advised that Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm that there were no such changes in your internal control over financial reporting during your second fiscal quarter of 2012. In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.

Simmons Response:  There was no change in the Company’s internal controls over financial reporting during the quarter ended June 30, 2012, which has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

As with this updated disclosure for the second fiscal quarter of 2012, we will revise future filings to conform our disclosure in future filings to comply with Item 308(c) of Regulation S-K.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding the Form 10-K, Form 10-Q and this letter to the undersigned at (501) 558-3141, or our legal counsel in this regard, Patrick Burrow at (501) 379-1715.

Sincerely,

/s/ Robert A. Fehlman
Robert A. Fehlman
Executive Vice President and Chief
Financial Officer
Simmons First National Corporation

cc:	David Irving
SEC Division of Corporation Finance

John Nolan
SEC Division of Corporation Finance

Michael F. Johnson
SEC Division of Corporation Finance

J. Thomas May, Chairman and CEO
Simmons First National Corporation

W. Scott McGeorge, Chairman of the Audit Committee
Simmons First National Corporation

W. Ryan Underwood
BKD, LLP

Patrick A. Burrow
Quattlebaum, Grooms, Tull & Burrow PLLC